IVAX                               EXHIBIT 99            IVAX Corporation
                                                         4400 Biscayne Boulevard
                                                         Miami, Florida 33137
                                                         Telephone 305-575-6000

                              FOR IMMEDIATE RELEASE

                   IVAX ANNOUNCES 1996 SECOND QUARTER RESULTS

         Miami, Florida -- August 2, 1996 -- IVAX Corporation (AMEX:IVX) today announced a net loss for the 1996 second quarter of $16.0 million, or $.13 per common share, compared to net income of $28.1 million, or $.24 per common share, for the second quarter of 1995. IVAX' results for the three months ended June 30, 1996 are significantly below the $.04 to $.06 cents per share ($.06 to $.08 per share before extraordinary items) forecast by IVAX in a June 27, 1996 news release, primarily due to higher than anticipated levels of customer inventory credits and the establishment of additional reserves for customer inventory returns. Included in IVAX' earnings for the second quarter and first half of 1996 is a one-time tax benefit of $.06 per share, and an extraordinary charge of $.02 per share.

         Net revenues for the 1996 second quarter were $273.9 million, compared to $306.7 million for the 1995 second quarter. Gross profit for the second quarter of 1996 was $82.8 million, compared to $129.8 million for the second quarter of 1995. Loss before income taxes, minority interest and extraordinary items in the 1996 second quarter was $31.7 million, compared to income before income taxes, minority interest and extraordinary items of $37.8 million for the 1995 second quarter.

         Primary net earnings per share for the first half of 1996 were $.16, compared to $.44 for the first half of 1995. Fully diluted net earnings per share for the first six months of 1996 were $.16, compared to $.43 for the first six months of 1995. Net income for the first six months of 1996 was $19.9 million, compared to $51.5 million for the same period in 1995.

         Net revenues for the first half of 1996 were $607.9 million, compared to $587.8 million reported for the first half of 1995. Gross profit for the first six months was $227.3 million, compared to $249.6 million for the same period in 1995. Income before income taxes, minority interest and extraordinary items was $12.5 million in the first half of 1996, compared to $70.3 million for the same period in 1995.

         IVAX' consolidated 1996 second quarter tax benefit reflects the recognition of a deferred tax asset of $7.1 million by McGaw following an adjustment resulting from an Internal Revenue Service examination.

         IVAX' second quarter results include an extraordinary charge of $2.1 million (net of tax) relating to the redemption of McGaw's 10-3/8% Senior Notes, which increased the second quarter net loss per share by $.02.

         In its June news release, IVAX stated that significant customer inventories of important U.S. generic drugs, price declines for certain generic drugs, and related credits provided to customers would adversely affect its second quarter financial results. Since its June forecast,


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IVAX Corporation Press Release
August 2, 1996
Page 2 of 5

IVAX identified significantly higher than estimated inventory levels for certain customers, largely relating to the introduction of an unusually large number of U.S. generic drugs in 1995 and 1996. Accordingly, inventory credits and reserves for returns were higher than originally estimated. In total, inventory credits, return reserves, and other allowances relating to the U.S. generic drug business were approximately $43.6 million higher than the average levels IVAX has experienced in recent prior quarters.

         During the 1996 second quarter, price declines in the U.S. generic drug business reduced margins, and significant customer inventories resulted in lower reorders from certain key accounts. Although IVAX operates in a highly competitive environment and price declines were significant during the second quarter, prices for IVAX' important generic products, in general, have not materially declined since IVAX' June 27 forecast. Reorders are expected to improve as customer inventories are depleted.

         IVAX is a party to a revolving credit facility with a syndicate of banks. As a result of IVAX' second quarter results, IVAX is presently out of compliance with the facility's fixed charge ratio covenant, which constitutes a technical default under the facility. Accordingly, the $281.8 million outstanding under the facility as of June 30, 1996, ordinarily classified as long term debt on IVAX' balance sheet, has been classified as short term debt. IVAX is seeking a waiver of this default, and is hopeful that a waiver will be granted shortly. IVAX believes that it has a strong balance sheet, with a debt to total capital ratio of less than 32% and, if the waiver is granted and the amounts outstanding under the facility are reclassified as long term debt, a current ratio of 3.7.

         Phillip Frost, M.D., IVAX' Chairman and Chief Executive Officer, said "Clearly, we have experienced a very disappointing quarter. We believe, however, that the challenges unique to this period in our history are now behind us. The broader challenges of the generic drug industry as a whole, and its tremendous opportunities, remain. We will meet these challenges with strategies honed and improved as a result of this most difficult quarter. More significantly, we will continue to exploit the industry's opportunities with a science team that has led the industry in U.S. generic drug approvals, and with a distribution network that is among the most extensive in the industry."

         "In evaluating our strategies, we have taken a hard look at our U.S. generic drug business. We have determined that, although we will not be blind to opportunities outside our organization to improve shareholder value, we must focus our resources on improving value from within. We have instituted actions to enhance the profitability of our U.S. generics business. We will also be expanding our management team and consolidating manufacturing facilities."

         "In addition, we have begun to moderate those selling initiatives in our U.S. generics business which can create high levels of inventory in the distribution channels, and to develop a base of long term customer contracts and arrangements. We believe this will permit us to


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IVAX Corporation Press Release
August 2, 1996
Page 3 of 5

distribute sales more evenly over the quarter and, accordingly, reduce heavy end-of-quarter selling."

         Dr. Frost concluded "Our fundamental business and its underlying strategies remain intact: the U.S. market for generic drugs doubled over the last three years to more than $6 billion, and industry experts generally expect it to double yet again over the next three to five years. Only a limited number of companies are positioned to meaningfully participate in this rapidly growing market and, among them, IVAX is certainly very well positioned."

         IVAX Corporation, headquartered in Miami, Florida, is a holding company with subsidiaries engaged primarily in the research, development, manufacture and marketing of health care products, including generic and branded pharmaceuticals, intravenous solutions and related products, and in vitro diagnostics.

         STATEMENTS MADE IN THIS PRESS RELEASE, INCLUDING THOSE RELATING TO EXPECTATIONS OF INCREASED REORDERS, RECEIPT OF A CREDIT FACILITY WAIVER, EARNINGS DISTRIBUTION, AND THE GENERIC DRUG INDUSTRY, ARE FORWARD LOOKING AND ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES WHICH MAY CAUSE RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN THESE STATEMENTS. AMONG OTHER THINGS, ADDITIONAL COMPETITION FROM EXISTING AND NEW COMPETITORS WILL IMPACT REORDERS; THE CREDIT FACILITY WAIVER IS SUBJECT TO THE DISCRETION OF THE BANK SYNDICATE; AND IVAX' ABILITY TO DISTRIBUTE EARNINGS MORE EVENLY OVER FUTURE QUARTERS IS SUBJECT TO INDUSTRY PRACTICES AND PURCHASING DECISIONS BY EXISTING AND POTENTIAL CUSTOMERS. IN ADDITION, THE U.S. GENERIC DRUG INDUSTRY IS HIGHLY PRICE COMPETITIVE, WITH PRICING DETERMINED BY MANY FACTORS, INCLUDING THE NUMBER AND TIMING OF PRODUCT INTRODUCTIONS. ALTHOUGH THE PRICE OF A GENERIC PRODUCT GENERALLY DECLINES OVER TIME AS COMPETITORS INTRODUCE ADDITIONAL VERSIONS OF THE PRODUCT, THE ACTUAL DEGREE AND TIMING OF PRICE COMPETITION IS NOT PREDICTABLE. IN ADDITION TO THE FACTORS SET FORTH ELSEWHERE IN THIS RELEASE, THE ECONOMIC, COMPETITIVE, GOVERNMENTAL, TECHNOLOGICAL AND OTHER FACTORS IDENTIFIED IN IVAX' FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, COULD AFFECT THE FORWARD LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE.

                                    * * * * *

                                    CONTACTS:

Michael W. Fipps                     - or -                   Joseph C. Jones
Senior Vice President - Finance                               Vice President -
and Chief Financial Officer                                   Investor Relations
305-575-6123                                                  305-575-6042

IVAX Corporation press releases are available at no charge through PR Newswire's Company News On-Call facsimile service and/or Web Site. For a menu of IVAX' press releases or to retrieve a specific release, call 800-758-5804, extension 457725, or use the Internet via http://www.prnewswire.com.


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IVAX Corporation Press Release
August 2, 1996
Page 4 of 5

RESULTS OF OPERATIONS                                                     THREE MONTHS                        SIX MONTHS
PERIOD ENDED JUNE 30,                                                1996              1995              1996             1995
                                                                 -----------       -----------       -----------      -----------
(In thousands, except per share data)
Net revenues                                                     $   273,883       $   306,684       $   607,928      $   587,764

Cost of sales                                                        191,078           176,849           380,648          338,211
                                                                 -----------       -----------       -----------      -----------
    Gross profit                                                      82,805           129,835           227,280          249,553

Selling, general and administrative                                   86,893            69,288           166,356          137,310

Research and development                                              18,085            16,479            34,607           31,664

Amortization                                                           2,797             2,559             5,360            4,942

Merger expenses                                                            -                 -               184                -
                                                                 -----------       -----------       -----------      -----------
    Total operating expenses                                         107,775            88,326           206,507          173,916
                                                                 -----------       -----------       -----------      -----------
    Income (loss) from operations                                    (24,970)           41,509            20,773           75,637

    Total other expense, net                                          (6,709)           (3,736)           (8,239)          (5,365)
                                                                 -----------       -----------       -----------      -----------
    Income (loss) before income taxes,
      minority interest and extraordinary items                      (31,679)           37,773            12,534           70,272

Provision (benefit) for income taxes                                 (19,466)            8,793           (13,333)          16,653
                                                                 -----------       -----------       -----------      -----------
    Income (loss) before minority interest and
      extraordinary items                                            (12,213)           28,980            25,867           53,619

Minority interest                                                     (1,718)             (855)           (3,902)          (2,191)
                                                                 -----------       -----------       -----------      -----------
    Income (loss) before extraordinary items                         (13,931)           28,125            21,965           51,428

Extraordinary items - Gains (losses) on
  extinguishment of debt, net of tax                                  (2,072)              (20)           (2,073)              34
                                                                 -----------       -----------       -----------      -----------
    NET INCOME (LOSS)                                            $   (16,003)      $    28,105       $    19,892      $    51,462
                                                                 ===========       ===========       ===========      ===========

EARNINGS (LOSS) PER SHARE:
    PRIMARY:
      Earnings (loss) before extraordinary items                 $     (0.11)      $      0.24       $      0.18      $      0.44
      Extraordinary items                                              (0.02)                -             (0.02)               -
                                                                 -----------       -----------       -----------      -----------
      Net earnings (loss)                                        $     (0.13)      $      0.24       $      0.16      $      0.44
                                                                 ===========       ===========       ===========      ===========
    FULLY DILUTED:
      Earnings (loss) before extraordinary items                 $     (0.11)      $      0.24       $      0.18      $      0.43
      Extraordinary items                                              (0.02)                -             (0.02)               -
                                                                 -----------       -----------       -----------      -----------
      Net earnings (loss)                                        $     (0.13)      $      0.24       $      0.16      $      0.43
                                                                 ===========       ===========       ===========      ===========
AVERAGE SHARES OUTSTANDING:
    Primary                                                          121,015           118,741           121,858          118,061
                                                                 ===========       ===========       ===========      ===========
    Fully Diluted                                                    121,015           119,030           121,882          118,586
                                                                 ===========       ===========       ===========      ===========


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IVAX Corporation Press Release
August 2, 1996
Page 5 of 5

CONDENSED BALANCE SHEETS                                           JUNE 30,      DECEMBER 31,
(In thousands)                                                       1996            1995
                                                                ------------     ------------
ASSETS
Current assets                                                  $    812,961     $    676,818
Property, plant and equipment, net                                   406,335          385,419
Other assets                                                         285,511          273,073
                                                                ------------     ------------
    Total assets                                                $  1,504,807     $  1,335,310
                                                                ============     ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current portion of long-term debt                               $    284,065     $      3,521
Other current liabilities                                            218,754          202,392
Long-term debt                                                       111,271          298,857
Other long-term liabilities                                           26,736           26,314
Minority interest                                                     13,061           15,054
Shareholders' equity                                                 850,920          789,172
                                                                ------------     ------------
    Total liabilities and shareholders' equity                  $  1,504,807     $  1,335,310
                                                                ============     ============

BUSINESS SEGMENT FINANCIAL HIGHLIGHTS
PERIOD ENDED JUNE 30,                                                    THREE MONTHS                       SIX MONTHS
(In thousands)                                                       1996            1995             1996              1995
                                                                 -----------     -----------      -----------       -----------
NET REVENUES:
   Pharmaceuticals                                               $   147,997     $   181,764      $   360,127       $   340,496
   Intravenous products                                               84,840          87,592          168,043           170,839
   Other operations                                                   41,419          37,690           80,663            76,871
   Intersegment eliminations                                            (373)           (362)            (905)             (442)
                                                                 -----------     -----------      -----------       -----------
                Total                                            $   273,883     $   306,684      $   607,928       $   587,764
                                                                 ===========     ===========      ===========       ===========
GROSS PROFIT:
   Pharmaceuticals                                               $    33,605     $    77,478      $   132,989       $   147,246
   Intravenous products                                               29,569          36,498           56,397            68,989
   Other operations                                                   19,631          15,859           37,894            33,318
                                                                 -----------     -----------      -----------       -----------
                Total                                            $    82,805     $   129,835      $   227,280       $   249,553
                                                                 ===========     ===========      ===========       ===========
INCOME (LOSS) FROM OPERATIONS:
   Pharmaceuticals                                               $   (25,991)    $    34,226      $    20,979       $    60,851
   Intravenous products                                                5,544          11,696            8,058            19,473
   Other operations                                                    1,331             524            2,608             2,299
   Corporate expenses and other                                       (5,854)         (4,937)         (10,872)           (6,986)
                                                                 -----------     -----------      -----------       -----------
                Total                                            $   (24,970)    $    41,509      $    20,773       $    75,637
                                                                 ===========     ===========      ===========       ===========